UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Chosen by Azulstar to Deliver WiMAXTM Service Across West Michigan and New Mexico. Dated September 25 th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25th, 2008.	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Chosen by Azulstar to Deliver WiMAX™ Service
Across West Michigan and New Mexico

Azulstar unveils fast WiMAX service in Grand Rapids and surrounding communities using Alvarion’s proven, high performance BreezeMAX® 3650

Mountain View, CA and Grand Haven, MI – September 25, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, and Azulstar Inc., the Grand Haven-based company with one of the largest numbers of U.S. registered sites in 3.65 GHz, today announced the selection of Alvarion’s 802.16e BreezeMAX equipment for Azulstar’s 3.65 GHz networks. Using Alvarion’s solution, Azulstar is today launching its advanced service that will provide fast broadband service to various West Michigan and New Mexico communities.

Azulstar today unveiled MetraMAX, a wireless broadband service that uses Mobile WiMAX™ based on Alvarion’s 802.16e technology. The high speed network is powered by a high performance Gigabit backbone, which delivers one of the fastest and most responsive Internet connections available. Alvarion’s commercially available BreezeMAX 3650 base station and CPEs (customer premises equipment) were the first in the U.S. to receive FCC authorization earlier this year, which is required for all deployment of equipment in the 3.65 GHz band.

“The arrival of Mobile WiMAX represents the dawn of a new era for municipal wireless projects across the country,” said Tyler van Houwelingen, Azulstar founder and CEO. “WiMAX is the best technology for delivering superior coverage, performance and reliability while dramatically reducing the investment and time for deployment. Alvarion’s BreezeMAX 3650, which includes second order diversity capabilities, has proven to be the ideal solution for offering the double play service in geographically challenging and urban environments, and we look forward to additional deployments using Alvarion in the future.”

Testing the WiMAX service since February in the West Michigan area, Azulstar is formally launching the service within the communities of Grand Rapids, Grand Haven, Ferrysburg and Spring Lake, as well as other parts of Ottawa and Kent County. The company is also launching service today in Rio Rancho and Albuquerque, New Mexico to be followed this fall by other markets now under construction. Azulstar has aligned with local resellers and partners including US Signal, SourcIT Technologies and BB Telsys with funding for the projects coming from private, local investors.

“In addition to being a recognized leader in municipal wireless networking and intelligent transportation, Azulstar has one of the largest number of sites registered in the 3.65 GHz frequency band in the U.S.,” said Greg Daily, President, Alvarion, Inc. “We value the expansion potential with this customer and are pleased that our proven and innovative BreezeMAX 3650 platform was selected to provide a future-proof solution, which leverages advanced feature sets offered by Mobile WiMAX and enables a superior business case. Azulstar can also benefit from the economies of scale generated by the WiMAX ecosystem in general.”

Alvarion’s BreezeMAX 3650 supports self-install CPEs, advanced antenna technologies including MIMO, and enables up to fourth order diversity to maximize capacity and coverage. Alvarion’s solution provides the U.S. operators in 3.65 GHz spectrum with the ability to leverage the performance of an 802.16e solution, which is the most advanced version of WiMAX technology.

With the introduction of MetraMAX, Azulstar brings attractively priced WiMAX broadband Internet and voice services targeted at businesses, homes and governmental customers. The high performance service delivers exceptional value with full T1s for business starting under $275 per month, as well as phone and Internet home bundles starting under $40 per month. Service speeds are available up to 6 Mbps for the home and 100 Mbps symmetric for business connections.

About Azulstar
Azulstar Inc., based in Grand Haven, Michigan, is the recognized leader in municipal wireless networking and intelligent transportation. Azulstar leverages a combination of licensed WiMAX and unlicensed Wi-Fi technologies to deliver very high bandwidth wireless broadband services for an entire community. Azulstar teams with leading companies, governmental agencies and private investors to offer mobile broadband voice, data and video services.

www.azulstar.com
www.metramax.com

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WiMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX
Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.
“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.